SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 2, 2017

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Third Quarter Ended December 31, 2016

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075 Japan

No. 17-012E
February 2, 2017
Consolidated Financial Results for the Third Quarter Ended December 31, 2016

Tokyo, February 2, 2017 -- Sony Corporation today announced its consolidated financial results for the third quarter ended December 31, 2016 (October 1, 2016 to December 31, 2016).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016*
Sales and operating revenue	¥2,580.8	¥2,397.5	-7.1%	$20,668
Operating income	202.1	92.4	-54.3	796
Income before income taxes	193.3	66.2	-65.7	571
Net income attributable to Sony Corporation’s stockholders	120.1	19.6	-83.7	169
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥95.25	¥15.55	-83.7	$0.13
- Diluted	93.33	15.24	-83.7	0.13

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 116 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of December 31, 2016.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the quarters ended December 31, 2015 and 2016 are presented below.

	Third Quarter ended December 31
	2015	2016	Change
The average rate of yen
1 U.S. dollar	¥121.4	¥109.3	11.1%	（yen appreciation）
1 Euro	133.0	117.8	12.8	（yen appreciation）

Consolidated Results for the Third Quarter Ended December 31, 2016

Sales and operating revenue (“Sales”) decreased by 7.1% compared to the same quarter of the previous fiscal year (“year-on-year”) to 2,397.5 billion yen (20,668 million U.S. dollars).  This decrease was mainly due to the impact of foreign exchange rates.  On a constant currency basis, sales were essentially flat year-on-year, due to significant increases in Game & Network Services (“G&NS”) and Semiconductor segment sales, substantially offset by a significant decrease in Mobile Communications (“MC”) segment sales.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Notes on page 10.

Operating income decreased 109.8 billion yen year-on-year to 92.4 billion yen (796 million U.S. dollars).  This significant decrease was mainly due to the 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill recorded in the Pictures segment.  As announced on January 30, 2017, Sony made a downward revision in the future profitability projection for the Motion Pictures business within the Pictures segment.  Due to the revision, it was determined that the entire amount of goodwill, 962 million U.S. dollars (112.1 billion yen), in the Production & Distribution reporting unit of the Pictures segment, which includes the Motion Pictures business, was impaired and an operating loss was recorded in the Pictures segment.  In the same quarter of the previous fiscal year, a 30.6 billion yen impairment charge related to long-lived assets of the battery business was recorded in the Components segment.

During the current quarter, restructuring charges, net, decreased 1.0 billion yen year-on-year to 5.1 billion yen (44 million U.S. dollars).  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income of affiliated companies, recorded within operating income, decreased 0.5 billion yen year-on-year to 1.3 billion yen (11 million U.S. dollars).

The net effect of other income and expenses was an expense of 26.1 billion yen (225 million U.S. dollars), a deterioration of 17.3 billion yen year-on-year, primarily due to an increase in net foreign exchange losses.

Income before income taxes decreased 127.1 billion yen year-on-year to 66.2 billion yen (571 million U.S. dollars).

During the current quarter, Sony recorded 37.0 billion yen (319 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 55.8%, which exceeded the effective tax rate of 28.8% in the same quarter of the previous fiscal year.  This higher effective tax rate was mainly due to the nondeductible impairment charge of goodwill recorded during the current quarter.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, decreased 100.5 billion yen year-on-year to 19.6 billion yen (169 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥384.5	¥248.6	-35.3%	$2,143
Operating income	24.1	21.2	-12.1	183

Sales decreased 35.3% year-on-year (a 32% decrease on a constant currency basis) to 248.6 billion yen (2,143 million U.S. dollars).  This significant decrease was primarily due to a reduction in smartphone unit sales mainly in Europe, as well as in unprofitable regions where downsizing measures were implemented during the previous fiscal year.

Operating income decreased 2.9 billion yen year-on-year to 21.2 billion yen (183 million U.S. dollars).  Despite cost reductions from the benefit of restructuring initiatives, the positive impact of foreign exchange rates and a reduction in restructuring charges, operating income decreased due to the effect of the above-mentioned decrease in sales.  During the current quarter, there was a 12.1 billion yen positive impact from foreign exchange rate fluctuations (which includes the impact of foreign exchange hedging).

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥587.1	¥617.7	+5.2%	$5,325
Operating income	40.2	50.0	+24.5	431

The G&NS segment includes the Hardware, Network, and Other categories.  Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices.

Sales increased 5.2% year-on-year (a 15% increase on a constant currency basis) to 617.7 billion yen (5,325 million U.S. dollars).  This increase was primarily due to an increase in PlayStation®4 (“PS4”) software sales including sales through the network and the contribution of PlayStation®VR which was launched in October 2016, partially offset by the impact of foreign exchange rates as well as the impact of a price reduction for PS4 hardware.

Operating income increased 9.9 billion yen year-on-year to 50.0 billion yen (431 million U.S. dollars).  This significant increase was primarily due to PS4 hardware cost reductions and the above-mentioned increase in PS4 software sales, partially offset by the effects of the price reduction for PS4 hardware.  During the current quarter, there was a 1.4 billion yen positive impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥184.8	¥167.1	-9.6%	$1,441
Operating income	22.8	21.1	-7.5	182

The IP&S segment includes the Still and Video Cameras as well as Other categories.  Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 9.6% year-on-year to 167.1 billion yen (1,441 million U.S. dollars) mainly due to the impact of foreign exchange rates.  On a constant currency basis, sales were essentially flat year-on-year primarily due to an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models, substantially offset by a decrease in unit sales across all categories.

Operating income decreased 1.7 billion yen year-on-year to 21.1 billion yen (182 million U.S. dollars).  This slight decrease was mainly due to the negative impact of foreign exchange rates and the impact of the above-mentioned decrease in unit sales, partially offset by the improvement in product mix of Still and Video Cameras and cost reductions.  During the current quarter, there was a 9.2 billion yen negative impact from foreign exchange rate fluctuations.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥402.0	¥353.4	-12.1%	$3,047
Operating income	31.2	25.9	-16.7	224

The HE&S segment includes the Televisions as well as Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales decreased 12.1% year-on-year (a 2% decrease on a constant currency basis) to 353.4 billion yen (3,047 million U.S. dollars).  This significant decrease was primarily due to the impact of foreign exchange rates and a decrease in home audio and video unit sales reflecting a contraction of the market, partially offset by an improvement in product mix across all categories reflecting a shift to high value-added models.

Operating income decreased 5.2 billion yen year-on-year to 25.9 billion yen (224 million U.S. dollars).  This decrease was primarily due to the negative impact of foreign exchange rates, an increase in expenses* resulting from the change in the method of calculating royalties and other costs for brand and patent utilization, pursuant to the separation of Sony’s businesses into distinct subsidiaries and the realignment of corporate functions, as well as the above-mentioned decrease in sales.  Partially offsetting the decrease in operating income was the above-mentioned improvement in the product mix reflecting a shift to high value-added models.  During the current quarter, there was a 4.8 billion yen negative impact from foreign exchange rate fluctuations.

* For further details, see footnote on page F-6.

Semiconductors

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥200.0	¥233.9	+16.9%	$2,016
Operating income	21.3	27.2	+27.6	234

The Semiconductors segment includes image sensors and camera modules.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the former Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales increased 16.9% year-on-year (a 28% increase on a constant currency basis) to 233.9 billion yen (2,016 million U.S. dollars).  This increase in sales was primarily due to a significant increase in the unit sales of image sensors mainly for mobile products, partially offset by the impact of foreign exchange rates and a significant decrease in sales for camera modules, a business which is being downsized.  Sales to external customers increased 23.7% year-on-year.

Operating income increased 5.9 billion yen year-on-year to 27.2 billion yen (234 million U.S. dollars).  This increase was primarily due to the above-mentioned significant increase in unit sales of image sensors mainly for mobile products, partially offset by the negative impact of foreign exchange rates.  During the current quarter, there was a 14.1 billion yen negative impact from foreign exchange rate fluctuations.

Components

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥57.3	¥51.4	-10.3%	$443
Operating loss	(32.7)	(3.7)	-	(32)

The Components segment includes batteries and recording media.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the former Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 10.3% year-on-year (a 1% decrease on a constant currency basis) to 51.4 billion yen (443 million U.S. dollars) primarily due to the impact of foreign exchange rates.

Operating loss decreased 29.0 billion yen year-on-year to 3.7 billion yen (32 million U.S. dollars).  This significant decrease in loss was primarily due to the absence of the 30.6 billion yen impairment charge related to long-lived assets of the battery business recorded in the same quarter of the previous fiscal year, partially offset by the above-mentioned decrease in sales.  During the current quarter, there was a 1.1 billion yen negative impact from foreign exchange rate fluctuations.

 *    *    *    *    *

Total inventory of the six Electronics* segments above as of December 31, 2016 was 585.9 billion yen (5,051 million U.S. dollars), a decrease of 58.8 billion yen, or 9.1% year-on-year.  Inventory decreased by 186.7 billion yen, or 24.2% compared with the level as of September 30, 2016.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2017, total inventory of the six Electronics segments as of December 31, 2015 has been reclassified to conform to the current presentation.  For further details, please see Notes on page 10.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥262.1	¥225.2	-14.1%	$1,941
Operating income (loss)	20.4	(106.8)	-	(920)

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 14.1% year-on-year (a 5% decrease on a U.S. dollar basis) to 225.2 billion yen (1,941 million U.S. dollars).  The decrease in sales on a U.S. dollar basis was due to significantly lower sales for Motion Pictures, partially offset by significantly higher sales for Television Productions.  The decrease in Motion Pictures sales was primarily due to significantly lower theatrical revenues in the current quarter, as the same quarter of the previous fiscal year benefited from the strong worldwide performances of Spectre and Hotel Transylvania 2.  The significant increase in sales for Television Productions was primarily due to higher subscription video-on-demand (“SVOD”) licensing revenues.

Operating loss of 106.8 billion yen (920 million U.S. dollars) was recorded, compared to operating income of 20.4 billion yen in the same quarter of the previous fiscal year.  This significant deterioration in operating results was primarily due to the above-mentioned 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill.  Operating results were also negatively impacted by the above-mentioned lower sales for Motion Pictures.

Music

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Sales and operating revenue	¥181.8	¥178.5	-1.8%	$1,539
Operating income	27.3	28.0	+2.4	241

The Music segment is comprised of the Recorded Music, Music Publishing as well as Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Music segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”) and Sony/ATV Music Publishing LLC (“Sony/ATV”), both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

Sales decreased 1.8% year-on-year (a 4% increase on a constant currency basis) to 178.5 billion yen (1,539 million U.S. dollars).  The decrease in sales was due to the impact of the appreciation of the yen against the U.S. dollar and lower Recorded Music sales, partially offset by an increase in Visual Media and Platform sales.  Recorded Music sales decreased compared to the same quarter of the previous fiscal year which benefited from the record breaking sales of Adele’s 25.  Visual Media and Platform sales increased due to the strong performance of Fate/Grand Order, a game application for mobile devices in Japan.  Best-selling music titles included Pentatonix’s A Pentatonix Christmas, Leonard Cohen’s You Want it Darker, and Nogizaka46’s Sayonara no Imi.

Operating income increased 0.7 billion yen year-on-year to 28.0 billion yen (241 million U.S. dollars).  This increase was primarily due to the above-mentioned higher Visual Media and Platform sales, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2015	2016	Change in yen	2016
Financial services revenue	¥322.0	¥319.1	-0.9%	$2,751
Operating income	52.2	29.0	-44.5	250

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue was 319.1 billion yen (2,751 million U.S. dollars), essentially flat year-on-year.  This was primarily due to a deterioration in investment performance in the general account, substantially offset by an improvement in investment performance in the separate account, both at Sony Life.  The deterioration in investment performance in the general account was mainly driven by a deterioration in net gains and losses on derivative transactions to hedge market risk pertaining to minimum guarantees for variable life insurance as well as a decline in net gains on sales of securities.  Revenue at Sony Life was 293.4 billion yen (2,529 million U.S. dollars), essentially flat year-on-year.

Operating income decreased 23.2 billion yen year-on-year to 29.0 billion yen (250 million U.S. dollars).  This decrease was mainly due to a decrease of operating income at Sony Life.  Operating income at Sony Life decreased 20.6 billion yen year-on-year to 31.0 billion yen (267 million U.S. dollars) mainly due to the above-mentioned deterioration in investment performance in the general account.

*    *    *    *    *

Consolidated Results for the Nine Months ended December 31, 2016

For Consolidated Statements of Income and Business Segment Information for the nine months ended December 31, 2016 and 2015, please refer to pages F-3 and F-7 respectively.

Sales for the nine months ended December 31, 2016 (“the current nine months”) decreased 9.3% year-on-year to 5,699.6 billion yen (49,135 million U.S. dollars) primarily due to the impact of foreign exchange rates.  On a constant currency basis, consolidated sales were essentially flat year-on-year.  For further detail about sales on a constant currency basis, see Notes on page 10.  During the current nine months, the average rates of the yen were 106.6 yen against the U.S. dollar and 118.1 yen against the euro, which were 14.1% and 13.8% higher, respectively, as compared with the same period in the previous fiscal year.

In the MC segment, sales decreased significantly mainly due to a significant decrease in smartphone unit sales mainly in Europe, as well as in unprofitable regions where downsizing measures were implemented during the previous fiscal year.  In the G&NS segment, sales increased primarily due to an increase in PS4 software sales including sales through the network, partially offset by the impact of foreign exchange rates.  In the IP&S segment, sales decreased significantly due to the impact of foreign exchange rates as well as a decrease in unit sales due to the impact of earthquakes in the Kumamoto region in 2016 (the “2016 Kumamoto Earthquakes”).  In the HE&S segment, sales decreased significantly primarily due to the impact of foreign exchange rates and a decrease in home audio and video unit sales reflecting a contraction of the market.  In the Semiconductors segment, sales decreased due to the impact of foreign exchange rates.  Sales to external customers increased slightly year-on-year.  In the Components segment, sales decreased significantly mainly due to the impact of foreign exchange rates and a decrease in sales of the battery business.  In the Pictures segment, sales decreased due to the impact of foreign exchange rates.  In the Music segment, sales increased primarily due to higher Visual Media and Platform sales, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.  In the Financial Services segment, revenue was essentially flat year-on-year due to an increase in investment performance in the separate account, substantially offset by a decline in net gains on sales of securities in the general account, both at Sony Life.

Operating income decreased 192.8 billion yen year-on-year to 194.3 billion yen (1,675 million U.S. dollars).  This significant decrease was primarily due to a significant deterioration in the operating results of the Pictures and Semiconductors segments.

Operating income in the current nine months includes a 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill recorded in the Pictures segment and a 32.8 billion yen (283 million U.S. dollars) impairment charge related to the planned transfer of the battery business in the Components segment.  Additionally, in the Semiconductors segment, a 23.9 billion yen (206 million U.S. dollars) impairment charge against long-lived assets was recorded, resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale, as well as net charges of 14.9 billion yen (129 million U.S. dollars) in expenses resulting from the 2016 Kumamoto Earthquakes.  The expenses resulting from the 2016 Kumamoto Earthquakes include 15.7 billion yen (135 million U.S. dollars) of repair costs for certain fixed assets and a loss on disposal of inventories that were directly damaged (the “Physical Damage”), as well as 9.3 billion yen (80 million U.S. dollars) of idle facility costs at manufacturing sites.  Of the Physical Damage, 10.0 billion yen (86 million U.S. dollars) was offset by the recognition of probable insurance recoveries.

Operating income in the same period of the previous fiscal year included a 30.6 billion yen impairment charge against long-lived assets for the battery business in the Components segment, and a 151 million U.S. dollar (18.1 billion yen) gain in the Music segment on the remeasurement to fair value of SME’s 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%, as well as a gain of 12.3 billion yen from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination.

In the MC segment, profitability improved significantly due to cost reductions resulting from the benefit of restructuring initiatives, improvement in product mix, the positive impact of foreign exchange rates and a decrease in restructuring charges, partially offset by a decrease in sales.  In the G&NS segment, operating income increased primarily due to an increase in PS4 software sales including sales through the network.  In the IP&S segment, operating income decreased significantly year-on-year mainly due to the negative impact of foreign exchange rates and the above-mentioned decrease in unit sales, partially offset by an improvement in the product mix and cost reductions.  In the HE&S segment, operating income increased year-on-year primarily due to an improvement in product mix reflecting a shift to high value-added models and cost reductions, partially offset by the negative impact of foreign exchange rates.  In the Semiconductors segment, operating results deteriorated significantly primarily due to the negative impact of foreign exchange rates, the above-mentioned impairment charge against long-lived assets relating to camera modules as well as the inclusion of the above-mentioned expenses relating to the 2016 Kumamoto Earthquakes, and a year-on-year increase in both inventory write-downs and expenses.  In the Components segment, operating loss increased mainly due to the impact of the decrease in sales and the negative impact of foreign exchange rates.  In the Pictures segment, operating results deteriorated significantly primarily due to the above-mentioned impairment charge of goodwill.  In the Music segment, operating income decreased significantly primarily due to the above-mentioned gain recorded in the same period of the previous fiscal year on the remeasurement of SME’s equity interest in The Orchard.  The operating results of the Music segment were also affected by the impact of the above-mentioned increase in sales, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.  In the Financial Services segment, operating income significantly decreased primarily due to a decline in net gains on sales of securities in the general account at Sony Life.

During the current nine months, restructuring charges, net, increased 17.6 billion yen year-on-year to 39.4 billion yen (340 million U.S. dollars), mainly due to the above-mentioned impairment charge related to the planned transfer of the battery business.  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income of affiliated companies, recorded within operating income, decreased 1.5 billion yen year-on-year to 1.7 billion yen (14 million U.S. dollars).

The net effect of other income and expenses was an expense of 30.5 billion yen (263 million U.S. dollars), compared to an income of 17.1 billion yen in the same period of the previous fiscal year.  This was primarily due to the absence of a 46.8 billion yen gain on the sale of certain shares of Olympus Corporation (“Olympus”), recorded in the same period of the previous fiscal year.

Income before income taxes decreased 240.4 billion yen to 163.8 billion yen (1,412 million U.S. dollars).

During the current nine months, Sony recorded 80.9 billion yen (698 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 49.4% which exceeded the effective tax rate of 29.5% in the same period of the previous fiscal year.  This higher effective tax rate was mainly due to the nondeductible impairment charge of goodwill recorded during the current nine months and the tax impact of losses during the current nine months at Sony Corporation and its national tax filing group in Japan, which has established valuation allowances for deferred tax assets.

Net income attributable to Sony Corporation’s stockholders decreased 190.5 billion yen year-on-year to 45.6 billion yen (393 million U.S. dollars).

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

Operating Activities: During the current nine months, there was a net cash inflow of 313.3 billion yen (2,700 million U.S. dollars) from operating activities, a decrease of 8.3 billion yen, or 2.6% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 80.6 billion yen (694 million U.S. dollars), an increase of 57.9 billion yen, or 255.8% year-on-year.  This increase was primarily due to an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)) and a lower year-on-year increase of inventories.  This increase in net cash inflow was partially offset by the negative impact of a larger year-on-year increase in notes and accounts receivable, trade.

The Financial Services segment had a net cash inflow of 245.7 billion yen (2,118 million U.S. dollars), a decrease of 62.5 billion yen, or 20.3% year-on-year.  This decrease was primarily due to a decrease in net income after taking into account a net gain on revaluation of marketable securities held for trading purposes.

Investing Activities: During the current nine months, Sony used 981.5 billion yen (8,461 million U.S. dollars) of net cash in investing activities, an increase of 311.7 billion yen, or 46.5% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 241.2 billion yen (2,079 million U.S. dollars), an increase of 54.6 billion yen, or 29.2% year-on-year.  This increase was mainly due to the absence of the cash inflow from the sales of certain shares of Olympus recorded in the same period of the previous fiscal year and an increase in payment for fixed asset purchases.

The Financial Services segment used 739.3 billion yen (6,373 million U.S. dollars) of net cash, an increase of 257.2 billion yen, or 53.3% year-on-year.  This increase was mainly due to a year-on-year decrease in proceeds from sales or return of investments and collections of advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current nine months was 160.6 billion yen (1,384 million U.S. dollars), a decrease of 3.4 billion yen, or 2.1% year-on-year.

Financing Activities: Net cash provided by financing activities during the current nine months was 467.9 billion yen (4,033 million U.S. dollars), a decrease of 29.9 billion yen, or 6.0% year-on-year.

For all segments excluding the Financial Services segment, there was a 97.1 billion yen (837 million U.S. dollars) net cash outflow, compared to a 275.3 billion yen net cash inflow in the same period of the previous fiscal year.  During the current nine months, there was a net cash outflow as Sony redeemed long-term debt and made a payment for the acquisition of the 50% equity interest in Sony/ATV previously owned by the Estate of Michael Jackson, making Sony/ATV a wholly-owned subsidiary of Sony, partially offset by Sony’s issuance of straight bonds.  During the same period of the previous fiscal year, Sony issued new stock and convertible bonds.

In the Financial Services segment, there was a 550.9 billion yen (4,749 million U.S. dollars) net cash inflow, an increase of 338.9 billion yen, or 159.8% year-on-year.  This increase was primarily due to an increase in deposits from customers at Sony Bank, compared to a decrease in the same period of the previous fiscal year, and a larger year-on year increase in short-term borrowings at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2016 was 771.7 billion yen (6,652 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 480.7 billion yen (4,143 million U.S. dollars) at December 31, 2016, a decrease of 364.3 billion yen, or 43.1% compared with the balance as of December 31, 2015, and a decrease of 269.2 billion yen, or 35.9% compared with the balance as of March 31, 2016.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 533.0 billion yen (4,595 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2016.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 291.0 billion yen (2,509 million U.S. dollars) at December 31, 2016, an increase of 45.3 billion yen, or 18.4% compared with the balance as of December 31, 2015, and an increase of 57.3 billion yen, or 24.5% compared with the balance as of March 31, 2016.

*1 Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2015	2016	2016

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥321.5	¥313.3	$2,700
Net cash used in investing activities reported in the consolidated statements of cash flows	(669.8)	(981.5)	(8,461)
	(348.3)	(668.3)	(5,761)

Less: Net cash provided by operating activities within the Financial Services segment	308.2	245.7	2,118
Less: Net cash used in investing activities within the Financial Services segment	(482.1)	(739.3)	(6,373)
Eliminations *2	10.5	14.1	122

Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(163.9)	¥(160.6)	$(1,384)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Notes

Business Segment Realignment
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016.  As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment.  In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment.  Additionally, certain operations which were included in All Other are now included in the Music segment.  The sales and operating revenue and operating income (loss) of each segment in the fiscal year ended March 31, 2016 have been reclassified to conform to the current presentation.

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
For all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the current period of the previous fiscal year from the first three and nine months of the current fiscal year to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Additionally, the MC segment enters into its own foreign exchange hedging transactions.  The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.  Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the current period of the previous fiscal year from the first three and nine months of the current fiscal year from U.S. dollar to yen to the U.S. dollar basis operating results.  This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2017

The forecast for consolidated results for the fiscal year ending March 31, 2017, as announced on November 1, 2016, has been revised as follows:

	(Billions of yen)			Change - February Forecast vs.
	February Forecast	November Forecast	March 31, 2016 Results	November Forecast		March 31, 2016 Results
Sales and operating revenue	¥7,600	¥7,400	¥8,105.7	+2.7%		-6.2%
Operating income	240	270	294.2	- ¥30	bil	- ¥54.2	bil
Income before income taxes	196	250	304.5	- ¥54	bil	- ¥108.5	bil
Net income attributable to Sony Corporation’s stockholders	26	60	147.8	- ¥34	bil	- ¥121.8	bil

Assumed foreign currency exchange rates for the remainder of the current fiscal year ending March 31, 2017 are the following:

	Remainder of the current fiscal year	(For your reference) Remainder of the current fiscal year at the time of the November forecast
1 U.S. dollar	approximately 118 yen	approximately 101 yen
1 Euro	approximately 123 yen	approximately 113 yen

Consolidated sales for the fiscal year ending March 31, 2017 are expected to be higher than the November forecast primarily due to a revision in the assumed foreign currency exchange rates for the remainder of the current fiscal year to reflect the depreciation of the yen, partially offset by an expected decrease in MC segment sales.

Consolidated operating income is expected to be lower than the November forecast primarily due to the above-mentioned impairment charge of goodwill in the Pictures segment, partially offset by an expected improvement mainly in the Semiconductors segment and a 37.2 billion yen gain on the sale of certain shares of M3, Inc. recorded in All Other, Corporate and elimination.

Restructuring charges for the Sony Group are expected to increase by 3 billion yen compared to the November forecast to approximately 45 billion yen (38.3 billion yen was recorded in the fiscal year ended March 31, 2016).  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Income before income taxes is expected to decrease primarily due to the above-mentioned decrease in operating income, as well as higher-than-expected foreign-exchange losses for the fiscal year compared with the November forecast resulting from higher-than-expected foreign-exchange losses during the current quarter.

Net income attributable to Sony Corporation’s stockholders is expected to decrease due to the above-mentioned decrease in income before income taxes, as well as higher-than-expected effective tax rates.

The forecast for each business segment has been revised as follows:

	(Billions of yen)			Change – February Forecast from
	March 31, 2016 Results	November Forecast	February Forecast	March 31, 2016 Results		November Forecast
Mobile Communications
Sales and operating revenue	¥1,127.5	¥780	¥760	-32.6%		-2.6%
Operating income (loss)	(61.4)	5	5	+ ¥66.4	bil	-
Game & Network Services
Sales and operating revenue	1,551.9	1,590	1,640	+5.7%		+3.1%
Operating income	88.7	135	135	+ ¥46.3	bil	-
Imaging Products & Solutions
Sales and operating revenue	684.0	560	570	-16.7%		+1.8%
Operating income	69.3	34	43	- ¥26.3	bil	+ ¥9.0	bil
Home Entertainment & Sound
Sales and operating revenue	1,159.0	1,010	1,030	-11.1%		+2.0%
Operating income	50.6	47	53	+ ¥2.4	bil	+ ¥6.0	bil
Semiconductors
Sales and operating revenue	739.1	710	770	+4.2%		+8.5%
Operating income (loss)	14.5	(53)	(19)	- ¥33.5	bil	+ ¥34.0	bil
Components
Sales and operating revenue	224.6	190	190	-15.4%		-
Operating loss	(42.9)	(48)	(51)	- ¥8.1	bil	- ¥3.0	bil
Pictures
Sales and operating revenue	938.1	910	910	-3.0%		-
Operating income (loss)	38.5	29	(83)	- ¥121.5	bil	- ¥112.0	bil
Music
Sales and operating revenue	619.2	550	620	+0.1%		+12.7%
Operating income	86.5	63	69	- ¥17.5	bil	+ ¥6.0	bil
Financial Services
Financial services revenue	1,073.1	1,140	1,140	+6.2%		-
Operating income	156.5	150	150	- ¥6.5	bil	-
All Other, Corporate and Elimination
Operating loss	(106.1)	(92)	(62)	+ ¥44.1	bil	+ ¥30.0	bil
Consolidated
Sales and operating revenue	8,105.7	7,400	7,600	-6.2%		+2.7%
Operating income	294.2	270	240	- ¥54.2	bil	- ¥30.0	bil

Mobile Communications
Sales are expected to be lower than the November forecast primarily due to a downward revision of smartphone unit sales outside of Japan.  The forecast for operating income remains unchanged from the November forecast despite the above-mentioned downward revision in sales, mainly due to the impact of further cost reductions as well as the sale of smartphones at higher-than-expected prices.

Game & Network Services
Sales are expected to be higher than the November forecast primarily due to the impact of foreign exchange rates.  The forecast for operating income remains unchanged from the November forecast.

Imaging Products & Solutions
Sales and operating income are both expected to be higher than the November forecast primarily due to the impact of foreign exchange rates.

Home Entertainment & Sound
Sales are expected to be higher than the November forecast primarily due to the impact of foreign exchange rates.  Operating income is expected to be higher than the November forecast mainly due to an improvement in product mix across all categories reflecting a shift to high value-added models.

Semiconductors
Sales are expected to be higher than the November forecast primarily due to the impact of foreign exchange rates and stronger-than-expected demand for image sensors for mobile products.  Operating loss is expected to be significantly lower than the November forecast mainly due to the above-mentioned increase in sales.

Components
The forecast for sales remains unchanged from the November forecast.  Operating loss is expected to increase compared to the November forecast primarily due to lower-than-expected cost reductions in the battery business.

Pictures
The forecast for sales remains unchanged from the November forecast.  Operating results are expected to deteriorate significantly compared to the November forecast primarily due to the above-mentioned impairment charge of goodwill.

Music
Sales and operating income are expected to be higher than the November forecast primarily due to higher-than-expected Recorded Music and Visual Media and Platform sales.

Financial Services
The forecasts for financial services revenue and operating income remain unchanged from the November forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecast for additions to long-lived assets and depreciation and amortization for the current fiscal year has been revised as per the table below.  The forecast for research and development expenses remains unchanged.

Consolidated

	(Billions of yen)			Change - February Forecast from
	March 31, 2016 Results	November Forecast	February Forecast	March 31, 2016 Results	November Forecast
Additions to Long-lived Assets*	¥468.9	¥335	¥300	-36.0%	-10.4%
[additions to property, plant and equipment (included above)	374.3	240	215	-42.6	-10.4	]
[additions to intangible assets (included above)	94.6	95	85	-10.1	-10.5	]
Depreciation and amortization**	397.1	385	355	-10.6	-7.8
[for property, plant and equipment (included above)	179.3	195	175	-2.4	-10.3	]
[for intangible assets (included above)	217.8	190	180	-17.4	-5.3	]
Research and development expenses	468.2	450	450	-3.9	-
*  Excluding additions for tangible and intangible assets from business combinations.
** Including amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)			Change - February Forecast from
	March 31, 2016 Results	November Forecast	February Forecast	March 31, 2016 Results	November Forecast
Additions to Long-lived Assets*	¥460.9	¥320	¥285	-38.2%	-10.9%
[additions to property, plant and equipment (included above)	372.4	235	210	-43.6	-10.6	]
[additions to intangible assets (included above)	88.4	85	75	-15.2	-11.8	]
Depreciation and amortization	294.8	312	283	-4.0	-9.3
[for property, plant and equipment (included above)	177.8	193	173	-2.7	-10.4	]
[for intangible assets (included above)	117.0	119	110	-6.0	-7.6	]
*  Excluding additions for tangible and intangible assets from business combinations.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: https://www.sony.net/IR/
Presentation slides: https://www.sony.net/SonyInfo/IR/library/er.html

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	December 31	Change from		December 31
ASSETS	2016	2016	March 31, 2016		2016
Current assets:
Cash and cash equivalents	¥983,612	¥771,676		¥-211,936	$6,652
Marketable securities	946,397	1,028,046		+81,649	8,862
Notes and accounts receivable, trade	926,375	1,383,285		+456,910	11,925
Allowance for doubtful accounts and sales returns	(72,783)	(75,441)		-2,658	(650)
Inventories	683,146	681,138		-2,008	5,872
Other receivables	206,058	208,922		+2,864	1,801
Deferred income taxes	40,940	35,710		-5,230	308
Prepaid expenses and other current assets	482,982	566,326		+83,344	4,882
Total current assets	4,196,727	4,599,662		+402,935	39,652

Film costs	301,228	369,157		+67,929	3,182

Investments and advances:
Affiliated companies	164,874	160,155		-4,719	1,381
Securities investments and other	9,069,209	9,775,710		+706,501	84,273
	9,234,083	9,935,865		+701,782	85,654

Property, plant and equipment:
Land	121,707	118,857		-2,850	1,025
Buildings	655,379	654,037		-1,342	5,638
Machinery and equipment	1,795,991	1,854,564		+58,573	15,987
Construction in progress	69,286	54,385		-14,901	469
	2,642,363	2,681,843		+39,480	23,119
Less-Accumulated depreciation	1,821,545	1,913,120		+91,575	16,492
	820,818	768,723		-52,095	6,627

Other assets:
Intangibles, net	615,754	587,490		-28,264	5,065
Goodwill	606,290	503,218		-103,072	4,338
Deferred insurance acquisition costs	511,834	537,870		+26,036	4,637
Deferred income taxes	97,639	102,480		+4,841	883
Other	289,017	290,609		+1,592	2,506
	2,120,534	2,021,667		-98,867	17,429

Total assets	¥16,673,390	¥17,695,074	¥	+1,021,684	$152,544

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥149,272	¥426,073	¥	+276,801	$3,673
Current portion of long-term debt	187,668	109,041		-78,627	940
Notes and accounts payable, trade	550,964	626,295		+75,331	5,399
Accounts payable, other and accrued expenses	1,367,115	1,417,687		+50,572	12,221
Accrued income and other taxes	88,865	129,138		+40,273	1,113
Deposits from customers in the banking business	1,912,673	2,081,101		+168,428	17,941
Other	574,193	570,567		-3,626	4,919
Total current liabilities	4,830,750	5,359,902		+529,152	46,206

Long-term debt	556,605	703,385		+146,780	6,064
Accrued pension and severance costs	462,384	452,020		-10,364	3,897
Deferred income taxes	450,926	435,306		-15,620	3,753
Future insurance policy benefits and other	4,509,215	4,757,299		+248,084	41,011
Policyholders’ account in the life insurance business	2,401,320	2,579,816		+178,496	22,240
Other	330,302	320,192		-10,110	2,759
Total liabilities	13,541,502	14,607,920		+1,066,418	125,930

Redeemable noncontrolling interest	7,478	7,869		+391	68

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	858,867	860,024		+1,157	7,414
Additional paid-in capital	1,325,719	1,272,577		-53,142	10,970
Retained earnings	936,331	969,346		+33,015	8,356
Accumulated other comprehensive income	(653,318)	(644,713)		+8,605	(5,557)
Treasury stock, at cost	(4,259)	(4,300)		-41	(37)
	2,463,340	2,452,934		-10,406	21,146

Noncontrolling interests	661,070	626,351		-34,719	5,400
Total equity	3,124,410	3,079,285		-45,125	26,546
Total liabilities and equity	¥16,673,390	¥17,695,074	¥	+1,021,684	$152,544

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended December 31
	2015	2016	Change from 2015	2016
Sales and operating revenue:
Net sales	¥2,238,674	¥2,059,578		$17,755
Financial services revenue	320,368	317,342		2,736
Other operating revenue	21,770	20,579		177
	2,580,812	2,397,499	-7.1%	20,668

Costs and expenses:
Cost of sales	1,623,410	1,495,036		12,888
Selling, general and administrative	461,418	411,652		3,549
Financial services expenses	267,365	286,740		2,472
Other operating expense, net	28,253	113,013		974
	2,380,446	2,306,441	-3.1	19,883

Equity in net income of affiliated companies	1,779	1,314	-26.1	11

Operating income	202,145	92,372	-54.3	796

Other income:
Interest and dividends	2,739	2,502		21
Gain on sale of securities investments, net	219	92		1
Other	355	189		2
	3,313	2,783	-16.0	24

Other expenses:
Interest	8,346	3,749		32
Loss on devaluation of securities investments	246	4,810		41
Foreign exchange loss, net	1,954	18,420		159
Other	1,632	1,949		17
	12,178	28,928	+137.5	249

Income before income taxes	193,280	66,227	-65.7	571

Income taxes	55,676	36,956		319

Net income	137,604	29,271	-78.7	252

Less - Net income attributable to noncontrolling interests	17,470	9,640		83

Net income attributable to Sony Corporation’s
stockholders	¥120,134	¥19,631	-83.7%	$169

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥95.25	¥15.55	-83.7%	$0.13
— Diluted	93.33	15.24	-83.7	0.13

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2015	2016	Change from 2015	2016

Net income	¥137,604	¥29,271	-78.7%	$252

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	23,002	(8,314)		(72)
Unrealized gains on derivative instruments	3,855	3,430		30
Pension liability adjustment	459	3,250		28
Foreign currency translation adjustments	(10,338)	112,440		970

Total comprehensive income	154,582	140,077	-9.4	1,208

Less - Comprehensive income attributable
to noncontrolling interests	20,676	2,152		19

Comprehensive income attributable
to Sony Corporation’s stockholders	¥133,906	¥137,925	3.0%	$1,189

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Nine months ended December 31
	2015	2016	Change from 2015	2016
Sales and operating revenue:
Net sales	¥5,405,599	¥4,834,013		$41,672
Financial services revenue	807,092	806,954		6,957
Other operating revenue	68,920	58,679		506
	6,281,611	5,699,646	-9.3%	49,135

Costs and expenses:
Cost of sales	3,985,905	3,559,927		30,689
Selling, general and administrative	1,258,448	1,088,096		9,380
Financial services expenses	666,479	693,537		5,979
Other operating (income) expense, net	(13,146)	165,454		1,426
	5,897,686	5,507,014	-6.6	47,474

Equity in net income of affiliated companies	3,145	1,679	-46.6	14

Operating income	387,070	194,311	-49.8	1,675

Other income:
Interest and dividends	9,055	7,859		68
Gain on sale of securities investments, net	51,796	155		1
Other	1,541	1,906		17
	62,392	9,920	-84.1	86

Other expenses:
Interest	19,321	11,902		103
Loss on devaluation of securities investments	251	4,860		42
Foreign exchange loss, net	20,302	19,230		166
Other	5,404	4,476		38
	45,278	40,468	-10.6	349

Income before income taxes	404,184	163,763	-59.5	1,412

Income taxes	119,354	80,931		698

Net income	284,830	82,832	-70.9	714

Less - Net income attributable to noncontrolling interests	48,702	37,193		321

Net income attributable to Sony Corporation’s
stockholders	¥236,128	¥45,639	-80.7%	$393

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥191.98	¥36.17	-81.2%	$0.31
— Diluted	189.17	35.43	-81.3	0.31

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2015	2016	Change from 2015	2016

Net income	¥284,830	¥82,832	-70.9%	$714

Other comprehensive income, net of tax –
Unrealized losses on securities	(34,864)	(25,645)		(221)
Unrealized gains on derivative instruments	2,114	3,690		32
Pension liability adjustment	1,366	9,297		80
Foreign currency translation adjustments	(22,239)	5,377		46

Total comprehensive income	231,207	75,551	-67.3	651

Less - Comprehensive income attributable
to noncontrolling interests	47,046	21,307		184

Comprehensive income attributable
to Sony Corporation’s stockholders	¥184,161	¥54,244	-70.5%	$467

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥2,317,077	¥611,392	¥2,928,469
Issuance of new shares	301,708	–	301,708
Exercise of stock acquisition rights	1,752	–	1,752
Stock based compensation	977	–	977

Comprehensive income:
Net income	236,128	48,702	284,830
Other comprehensive income, net of tax –
Unrealized losses on securities	(33,853)	(1,011)	(34,864)
Unrealized gains on derivative instruments	2,114	–	2,114
Pension liability adjustment	1,361	5	1,366
Foreign currency translation adjustments	(21,589)	(650)	(22,239)
Total comprehensive income	184,161	47,046	231,207

Dividends declared	(12,612)	(19,947)	(32,559)
Transactions with noncontrolling interests shareholders and other	(13,545)	4,139	(9,406)
Balance at December 31, 2015	¥2,779,518	¥642,630	¥3,422,148

Balance at March 31, 2016	¥2,463,340	¥661,070	¥3,124,410
Exercise of stock acquisition rights	2,314	–	2,314
Stock based compensation	1,452	–	1,452

Comprehensive income:
Net income	45,639	37,193	82,832
Other comprehensive income, net of tax –
Unrealized losses on securities	(12,064)	(13,581)	(25,645)
Unrealized gains on derivative instruments	3,689	1	3,690
Pension liability adjustment	9,175	122	9,297
Foreign currency translation adjustments	7,805	(2,428)	5,377
Total comprehensive income	54,244	21,307	75,551

Dividends declared	(12,625)	(16,480)	(29,105)
Transactions with noncontrolling interests shareholders and other	(55,791)	(39,546)	(95,337)
Balance at December 31, 2016	¥2,452,934	¥626,351	¥3,079,285

In September 2016, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by a third-party investor. The aggregate cash consideration paid to the third-party investor was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,730 million yen.

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	$21,237	$5,699	$26,936
Exercise of stock acquisition rights	20	–	20
Stock based compensation	13	–	13

Comprehensive income:
Net income	393	321	714
Other comprehensive income, net of tax –
Unrealized losses on securities	(104)	(117)	(221)
Unrealized gains on derivative instruments	32	–	32
Pension liability adjustment	79	1	80
Foreign currency translation adjustments	67	(21)	46
Total comprehensive income	467	184	651

Dividends declared	(110)	(142)	(252)
Transactions with noncontrolling interests shareholders and other	(481)	(341)	(822)
Balance at December 31, 2016	$21,146	$5,400	$26,546

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2015	2016	2016
Cash flows from operating activities:
Net income	¥284,830	¥82,832	$714
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	275,130	259,554	2,238
Amortization of film costs	200,643	190,539	1,643
Accrual for pension and severance costs, less payments	(6,667)	7,270	63
Other operating (income) expense, net	(13,146)	165,454	1,426
(Gain) loss on sale or devaluation of securities investments, net	(51,546)	4,706	41
Gain on revaluation of marketable securities held in the financial
services business for trading purposes, net	(4,347)	(42,727)	(368)
Loss on revaluation or impairment of securities investments held
in the financial services business, net	2,586	29	0
Deferred income taxes	12,543	4,450	38
Equity in net loss of affiliated companies, net of dividends	3,816	5,770	50
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(310,954)	(372,978)	(3,215)
Increase in inventories	(91,742)	(18,622)	(161)
Increase in film costs	(252,998)	(242,875)	(2,094)
Increase in notes and accounts payable, trade	85,718	87,698	756
Increase in accrued income and other taxes	43,932	65,951	569
Increase in future insurance policy benefits and other	312,040	336,157	2,898
Increase in deferred insurance acquisition costs	(67,354)	(70,070)	(604)
Increase in marketable securities held in the financial services
business for trading purposes	(69,941)	(60,868)	(525)
Increase in other current assets	(57,444)	(46,705)	(403)
Increase in other current liabilities	9,931	55,453	478
Other	16,481	(97,766)	(844)
Net cash provided by operating activities	321,511	313,252	2,700

Cash flows from investing activities:
Payments for purchases of fixed assets	(254,272)	(260,457)	(2,245)
Proceeds from sales of fixed assets	18,369	9,134	79
Payments for investments and advances by financial services business	(942,226)	(943,712)	(8,135)
Payments for investments and advances
(other than financial services business)	(18,784)	(8,128)	(70)
Proceeds from sales or return of investments and collections of advances
by financial services business	465,525	212,624	1,833
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	79,754	14,478	125
Proceeds from sales of businesses	17,790	3,262	28
Other	(35,958)	(8,715)	(76)
Net cash used in investing activities	(669,802)	(981,514)	(8,461)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	18,772	255,416	2,202
Payments of long-term debt	(137,743)	(182,670)	(1,575)
Increase in short-term borrowings, net	151,485	235,084	2,027
Increase in deposits from customers in the financial services business, net	91,113	254,279	2,192
Proceeds from issuance of convertible bonds	120,000	–	–
Proceeds from issuance of new shares	301,708	–	–
Dividends paid	(12,766)	(25,308)	(218)
Payment for purchase of Sony/ATV shares from noncontrolling interests	–	(76,565)	(660)
Other	(34,819)	7,615	65
Net cash provided by financing activities	497,750	467,851	4,033

Effect of exchange rate changes on cash and cash equivalents	(8,235)	(11,525)	(99)

Net increase (decrease) in cash and cash equivalents	141,224	(211,936)	(1,827)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	8,479

Cash and cash equivalents at end of the period	¥1,090,637	¥771,676	$6,652

Business Segment Information

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2015	2016	Change	2016
Mobile Communications
Customers	¥382,262	¥247,173	-35.3%	$2,131
Intersegment	2,252	1,424		12
Total	384,514	248,597	-35.3	2,143

Game & Network Services
Customers	565,220	596,997	+5.6	5,147
Intersegment	21,868	20,702		178
Total	587,088	617,699	+5.2	5,325

Imaging Products & Solutions
Customers	183,029	165,260	-9.7	1,425
Intersegment	1,778	1,859		16
Total	184,807	167,119	-9.6	1,441

Home Entertainment & Sound
Customers	400,564	351,983	-12.1	3,034
Intersegment	1,428	1,442		13
Total	401,992	353,425	-12.1	3,047

Semiconductors
Customers	165,701	205,021	+23.7	1,767
Intersegment	34,272	28,847		249
Total	199,973	233,868	+16.9	2,016

Components
Customers	49,248	46,289	-6.0	399
Intersegment	8,094	5,132		44
Total	57,342	51,421	-10.3	443

Pictures
Customers	259,800	224,771	-13.5	1,938
Intersegment	2,319	385		3
Total	262,119	225,156	-14.1	1,941

Music
Customers	177,485	173,218	-2.4	1,493
Intersegment	4,280	5,289		46
Total	181,765	178,507	-1.8	1,539

Financial Services
Customers	320,368	317,342	-0.9	2,736
Intersegment	1,675	1,800		15
Total	322,043	319,142	-0.9	2,751

All Other
Customers	71,033	63,545	-10.5	548
Intersegment	25,233	18,724		161
Total	96,266	82,269	-14.5	709

Corporate and elimination	(97,097)	(79,704)	–	(687)
Consolidated total	¥2,580,812	¥2,397,499	-7.1%	$20,668

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Operating income (loss)	2015	2016	Change	2016
Mobile Communications	¥24,148	¥21,218	-12.1%	$183
Game & Network Services	40,168	50,028	+24.5	431
Imaging Products & Solutions	22,823	21,101	-7.5	182
Home Entertainment & Sound	31,151	25,934	-16.7	224
Semiconductors	21,285	27,166	+27.6	234
Components	(32,728)	(3,724)	–	(32)
Pictures	20,358	(106,774)	–	(920)
Music	27,316	27,982	+2.4	241
Financial Services	52,220	28,996	-44.5	250
All Other	5,780	1,914	-66.9	17
Total	212,521	93,841	-55.8	810

Corporate and elimination	(10,376)	(1,469)	–	(14)
Consolidated total	¥202,145	¥92,372	-54.3%	$796

The 2015 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.
Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 13,664 million yen is included in the Corporate and elimination for the three months ended December 31, 2016. Conversely, an increase in expenses totaling the same amount is included in each of the following business segments: 1,047 million yen in the MC segment, 4,489 million yen in the G&NS segment, 909 million yen in the IP&S segment, 4,585 million yen in the HE&S segment, 1,089 million yen in the Semiconductors segment, 387 million yen in the Components segment, 648 million yen in the Pictures segment and 510 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Business Segment Information

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2015	2016	Change	2016
Mobile Communications
Customers	¥940,077	¥598,855	-36.3%	$5,163
Intersegment	4,186	4,435		38
Total	944,263	603,290	-36.1	5,201

Game & Network Services
Customers	1,172,200	1,212,613	+3.4	10,454
Intersegment	64,159	55,345		477
Total	1,236,359	1,267,958	+2.6	10,931

Imaging Products & Solutions
Customers	525,613	419,662	-20.2	3,618
Intersegment	4,860	5,055		43
Total	530,473	424,717	-19.9	3,661

Home Entertainment & Sound
Customers	941,252	820,799	-12.8	7,076
Intersegment	2,954	3,422		29
Total	944,206	824,221	-12.7	7,105

Semiconductors
Customers	475,528	484,332	+1.9	4,175
Intersegment	115,667	87,714		756
Total	591,195	572,046	-3.2	4,931

Components
Customers	149,660	123,696	-17.3	1,066
Intersegment	25,924	18,521		160
Total	175,584	142,217	-19.0	1,226

Pictures
Customers	614,806	599,920	-2.4	5,172
Intersegment	2,604	665		5
Total	617,410	600,585	-2.7	5,177

Music
Customers	440,266	458,256	+4.1	3,950
Intersegment	11,083	12,366		107
Total	451,349	470,622	+4.3	4,057

Financial Services
Customers	807,092	806,954	-0.0	6,957
Intersegment	5,069	5,417		46
Total	812,161	812,371	+0.0	7,003

All Other
Customers	190,330	152,759	-19.7	1,317
Intersegment	67,479	48,369		417
Total	257,809	201,128	-22.0	1,734

Corporate and elimination	(279,198)	(219,509)	–	(1,891)
Consolidated total	¥6,281,611	¥5,699,646	-9.3%	$49,135

The G&NS intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Operating income (loss)	2015	2016	Change	2016
Mobile Communications	¥(19,377)	¥25,331	–%	$218
Game & Network Services	83,547	113,051	+35.3	975
Imaging Products & Solutions	63,649	43,467	-31.7	375
Home Entertainment & Sound	57,837	63,731	+10.2	549
Semiconductors	88,070	(20,567)	–	(177)
Components	(36,524)	(45,098)	–	(389)
Pictures	(13,795)	(114,207)	–	(985)
Music	73,192	60,373	-17.5	520
Financial Services	139,367	111,106	-20.3	958
All Other	6,875	4,150	-39.6	36
Total	442,841	241,337	-45.5	2,080

Corporate and elimination	(55,771)	(47,026)	–	(405)
Consolidated total	¥387,070	¥194,311	-49.8%	$1,675

The 2015 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.
Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 23,954 million yen is included in the Corporate and elimination for the nine months ended December 31, 2016. Conversely, an increase in expenses totaling the same amount is included in each of the following business segments: 2,291 million yen in the MC segment, 1,789 million yen in the G&NS segment, 2,551 million yen in the IP&S segment, 10,135 million yen in the HE&S segment, 2,746 million yen in the Semiconductors segment, 1,050 million yen in the Components segment, 1,895 million yen in the Pictures segment and 1,497 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Sales to Customers by Product Category

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Mobile Communications	¥382,262	¥247,173	-35.3%	$2,131

Game & Network Services
Hardware	326,589	279,858	-14.3	2,413
Network	152,067	212,701	+39.9	1,834
Other	86,564	104,438	+20.6	900
Total	565,220	596,997	+5.6	5,147

Imaging Products & Solutions
Still and Video Cameras	121,751	110,962	-8.9	957
Other	61,278	54,298	-11.4	468
Total	183,029	165,260	-9.7	1,425

Home Entertainment & Sound
Televisions	278,470	244,421	-12.2	2,107
Audio and Video	121,975	106,916	-12.3	922
Other	119	646	+442.9	5
Total	400,564	351,983	-12.1	3,034

Semiconductors	165,701	205,021	+23.7	1,767

Components	49,248	46,289	-6.0	399

Pictures
Motion Pictures	149,140	96,427	-35.3	831
Television Productions	54,863	73,044	+33.1	630
Media Networks	55,797	55,300	-0.9	477
Total	259,800	224,771	-13.5	1,938

Music
Recorded Music	131,637	114,833	-12.8	990
Music Publishing	16,721	15,549	-7.0	134
Visual Media and Platform	29,127	42,836	+47.1	369
Total	177,485	173,218	-2.4	1,493

Financial Services	320,368	317,342	-0.9	2,736
All Other	71,033	63,545	-10.5	548
Corporate	6,102	5,900	-3.3	50
Consolidated total	¥2,580,812	¥2,397,499	-7.1%	$20,668

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2017. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists' live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Sales to Customers by Product Category

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Mobile Communications	¥940,077	¥598,855	-36.3%	$5,163

Game & Network Services
Hardware	624,488	505,409	-19.1	4,357
Network	369,402	504,868	+36.7	4,352
Other	178,310	202,336	+13.5	1,745
Total	1,172,200	1,212,613	+3.4	10,454

Imaging Products & Solutions
Still and Video Cameras	347,956	267,962	-23.0	2,310
Other	177,657	151,700	-14.6	1,308
Total	525,613	419,662	-20.2	3,618

Home Entertainment & Sound
Televisions	650,398	579,811	-10.9	4,998
Audio and Video	288,448	239,770	-16.9	2,067
Other	2,406	1,218	-49.4	11
Total	941,252	820,799	-12.8	7,076

Semiconductors	475,528	484,332	+1.9	4,175

Components	149,660	123,696	-17.3	1,066

Pictures
Motion Pictures	298,467	265,701	-11.0	2,291
Television Productions	148,171	168,661	+13.8	1,454
Media Networks	168,168	165,558	-1.6	1,427
Total	614,806	599,920	-2.4	5,172

Music
Recorded Music	311,532	294,296	-5.5	2,537
Music Publishing	52,263	46,791	-10.5	403
Visual Media and Platform	76,471	117,169	+53.2	1,010
Total	440,266	458,256	+4.1	3,950

Financial Services	807,092	806,954	-0.0	6,957
All Other	190,330	152,759	-19.7	1,317
Corporate	24,787	21,800	-12.1	187
Consolidated total	¥6,281,611	¥5,699,646	-9.3%	$49,135

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2017. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists' live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Depreciation and amortization	2015	2016	Change	2016
Mobile Communications	¥6,049	¥5,071	-16.2%	$44
Game & Network Services	5,603	6,644	+18.6	57
Imaging Products & Solutions	6,535	6,412	-1.9	55
Home Entertainment & Sound	5,428	4,962	-8.6	43
Semiconductors	25,786	24,620	-4.5	212
Components	2,682	242	-91.0	2
Pictures	5,922	5,052	-14.7	44
Music	4,650	4,070	-12.5	35
Financial Services, including deferred insurance acquisition costs	16,005	9,999	-37.5	86
All Other	4,564	1,012	-77.8	9
Total	83,224	68,084	-18.2	587
Corporate	7,851	10,410	+32.6	90
Consolidated total	¥91,075	¥78,494	-13.8%	$677

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥2,530	¥106	¥2,636
Game & Network Services	120	–	120
Imaging Products & Solutions	4	–	4
Home Entertainment & Sound	555	–	555
Semiconductors	26	–	26
Components	–	–	–
Pictures	(169)	–	(169)
Music	104	–	104
Financial Services	–	–	–
All Other and Corporate	2,397	409	2,806
Consolidated total	¥5,567	¥515	¥6,082

	Three months ended December 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥38	¥6	¥44
Game & Network Services	–	–	–
Imaging Products & Solutions	157	–	157
Home Entertainment & Sound	529	–	529
Semiconductors	(3)	–	(3)
Components	–	–	–
Pictures	752	(4)	748
Music	837	–	837
Financial Services	–	–		–
All Other and Corporate	2,741	32	2,773
Consolidated total	¥5,051	¥34	¥5,085

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended December 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$0	$0	$0
Game & Network Services	–	–	–
Imaging Products & Solutions	1	–	1
Home Entertainment & Sound	5	–	5
Semiconductors	(0)	–	(0)
Components	–	–	–
Pictures	6	(0)	6
Music	7	–	7
Financial Services	–	–	–
All Other and Corporate	25	0	25
Consolidated total	$44	$0	$44

Other Items
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Depreciation and amortization	2015	2016	Change	2016

Mobile Communications	¥18,256	¥14,998	-17.8%	$129
Game & Network Services	14,750	18,803	+27.5	162
Imaging Products & Solutions	20,540	18,627	-9.3	161
Home Entertainment & Sound	16,815	14,732	-12.4	127
Semiconductors	72,561	75,997	+4.7	655
Components	8,132	1,800	-77.9	16
Pictures	16,645	14,733	-11.5	127
Music	13,455	11,443	-15.0	99
Financial Services, including deferred insurance acquisition costs	56,570	52,350	-7.5	451
All Other	7,556	3,647	-51.7	31
Total	245,280	227,130	-7.4	1,958

Corporate	29,850	32,424	+8.6	280
Consolidated total	¥275,130	¥259,554	-5.7%	$2,238

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges		Depreciation associated with restructured assets	Total

Mobile Communications	¥14,300		¥646	¥14,946
Game & Network Services	135		–	135
Imaging Products & Solutions	64		–	64
Home Entertainment & Sound	503		–	503
Semiconductors	30		–	30
Components	–		–	–
Pictures	1		–	1
Music	439		–	439
Financial Services		–	–	–
All Other and Corporate	4,749		951	5,700
Consolidated total	¥20,221		¥1,597	¥21,818

	Nine months ended December 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥65	¥127	¥192
Game & Network Services	6	–	6
Imaging Products & Solutions	174	–	174
Home Entertainment & Sound	542	–	542
Semiconductors	(0)	–	(0)
Components	32,833	–	32,833
Pictures	1,643	(0)	1,643
Music	1,655	–	1,655
Financial Services	–	–	–
All Other and Corporate	2,329	32	2,361
Consolidated total	¥39,247	¥159	¥39,406

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Nine months ended December 31, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$1	$1	$2
Game & Network Services	0	–	0
Imaging Products & Solutions	2	–	2
Home Entertainment & Sound	5	–	5
Semiconductors	(0)	–	(0)
Components	283	–	283
Pictures	14	(0)	14
Music	14	–	14
Financial Services	–	–	–
All Other and Corporate	20	0	20
Consolidated total	$339	$1	$340

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2015	2016	Change	2016
Japan	¥689,084	¥718,286	+4.2%	$6,192
United States	586,469	543,731	-7.3	4,687
Europe	665,849	551,263	-17.2	4,752
China	150,074	169,318	+12.8	1,460
Asia-Pacific	280,458	264,805	-5.6	2,283
Other Areas	208,878	150,096	-28.1	1,294
Total	¥2,580,812	¥2,397,499	-7.1%	$20,668

	Nine months ended December 31
Sales and operating revenue (to external customers)	2015	2016	Change	2016
Japan	¥1,746,196	¥1,772,928	+1.5%	$15,284
United States	1,332,480	1,259,503	-5.5	10,858
Europe	1,468,733	1,240,258	-15.6	10,692
China	431,370	409,385	-5.1	3,529
Asia-Pacific	757,067	657,680	-13.1	5,670
Other Areas	545,765	359,892	-34.1	3,102
Total	¥6,281,611	¥5,699,646	-9.3%	$49,135

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	December 31
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥233,701	¥290,989	$2,509
Marketable securities	943,195	1,028,046	8,862
Other	151,248	207,418	1,788
	1,328,144	1,526,453	13,159

Investments and advances	9,004,981	9,721,194	83,803
Property, plant and equipment	18,047	21,648	187
Other assets:
Deferred insurance acquisition costs	511,834	537,870	4,637
Other	52,523	53,874	464
	564,357	591,744	5,101
Total assets	¥10,915,529	¥11,861,039	$102,250

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥93,398	¥363,662	$3,135
Deposits from customers in the banking business	1,912,673	2,081,101	17,941
Other	203,161	215,682	1,859
	2,209,232	2,660,445	22,935

Long-term debt	34,567	85,631	738
Future insurance policy benefits and other	4,509,215	4,757,299	41,011
Policyholders’ account in the life insurance business	2,401,320	2,579,816	22,240
Other	374,359	359,500	3,099
Total liabilities	9,528,693	10,442,691	90,023

Equity:
Stockholders’ equity of Financial Services	1,385,515	1,417,247	12,218
Noncontrolling interests	1,321	1,101	9
Total equity	1,386,836	1,418,348	12,227
Total liabilities and equity	¥10,915,529	¥11,861,039	$102,250

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	December 31
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥749,911	¥480,687	$4,143
Marketable securities	3,202	–	–
Notes and accounts receivable, trade	847,788	1,300,951	11,215
Other	1,272,710	1,297,649	11,188
	2,873,611	3,079,287	26,546

Film costs	301,228	369,157	3,182
Investments and advances	309,184	293,669	2,532
Investments in Financial Services, at cost	111,476	132,584	1,143
Property, plant and equipment	801,485	745,789	6,428
Other assets	1,559,646	1,433,666	12,360
Total assets	¥5,956,630	¥6,054,152	$52,191

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥243,543	¥171,452	$1,478
Notes and accounts payable, trade	550,964	626,295	5,399
Other	1,832,039	1,907,787	16,447
	2,626,546	2,705,534	23,324

Long-term debt	525,507	621,496	5,358
Accrued pension and severance costs	433,302	421,345	3,632
Other	462,319	451,958	3,896
Total liabilities	4,047,674	4,200,333	36,210

Redeemable noncontrolling interest	7,478	7,869	68

Equity:
Stockholders’ equity of Sony without Financial Services	1,796,891	1,747,603	15,066
Noncontrolling interests	104,587	98,347	847
Total equity	1,901,478	1,845,950	15,913
Total liabilities and equity	¥5,956,630	¥6,054,152	$52,191

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	December 31
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥983,612	¥771,676	$6,652
Marketable securities	946,397	1,028,046	8,862
Notes and accounts receivable, trade	853,592	1,307,844	11,275
Other	1,413,126	1,492,096	12,863
	4,196,727	4,599,662	39,652

Film costs	301,228	369,157	3,182
Investments and advances	9,234,083	9,935,865	85,654
Property, plant and equipment	820,818	768,723	6,627
Other assets:
Deferred insurance acquisition costs	511,834	537,870	4,637
Other	1,608,700	1,483,797	12,792
	2,120,534	2,021,667	17,429
Total assets	¥16,673,390	¥17,695,074	$152,544

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥336,940	¥535,114	$4,613
Notes and accounts payable, trade	550,964	626,295	5,399
Deposits from customers in the banking business	1,912,673	2,081,101	17,941
Other	2,030,173	2,117,392	18,253
	4,830,750	5,359,902	46,206

Long-term debt	556,605	703,385	6,064
Accrued pension and severance costs	462,384	452,020	3,897
Future insurance policy benefits and other	4,509,215	4,757,299	41,011
Policyholders’ account in the life insurance business	2,401,320	2,579,816	22,240
Other	781,228	755,498	6,512
Total liabilities	13,541,502	14,607,920	125,930

Redeemable noncontrolling interest	7,478	7,869	68

Equity:
Sony Corporation’s stockholders’ equity	2,463,340	2,452,934	21,146
Noncontrolling interests	661,070	626,351	5,400
Total equity	3,124,410	3,079,285	26,546
Total liabilities and equity	¥16,673,390	¥17,695,074	$152,544

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Financial Services	2015	2016	Change	2016

Financial services revenue	¥322,043	¥319,142	-0.9%	$2,751
Financial services expenses	269,910	288,546	+6.9	2,487
Equity in net income (loss) of affiliated companies	87	(1,600)	–	(14)
Operating income	52,220	28,996	-44.5	250
Other income (expenses), net	–	–	–	–
Income before income taxes	52,220	28,996	-44.5	250
Income taxes and other	15,556	8,394	-46.0	72
Net income of Financial Services	¥36,664	¥20,602	-43.8%	$178

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sony without Financial Services	2015	2016	Change	2016

Net sales and operating revenue	¥2,261,213	¥2,080,893	-8.0%	$17,939
Costs and expenses	2,112,980	2,020,430	-4.4	17,418
Equity in net income of affiliated companies	1,692	2,914	+72.2	25
Operating income	149,925	63,377	-57.7	546
Other income (expenses), net	(8,864)	(26,146)	–	(225)
Income before income taxes	141,061	37,231	-73.6	321
Income taxes and other	42,925	30,416	-29.1	262
Net income of Sony without Financial Services	¥98,136	¥6,815	-93.1%	$59

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Consolidated	2015	2016	Change	2016

Financial services revenue	¥320,368	¥317,342	-0.9%	$2,736
Net sales and operating revenue	2,260,444	2,080,157	-8.0	17,932
	2,580,812	2,397,499	-7.1	20,668
Costs and expenses	2,380,446	2,306,441	-3.1	19,883
Equity in net income of affiliated companies	1,779	1,314	-26.1	11
Operating income	202,145	92,372	-54.3	796
Other income (expenses), net	(8,865)	(26,145)	–	(225)
Income before income taxes	193,280	66,227	-65.7	571
Income taxes and other	73,146	46,596	-36.3	402
Net income attributable to Sony Corporation’s stockholders	¥120,134	¥19,631	-83.7%	$169

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2015	2016	Change	2016

Financial services revenue	¥812,161	¥812,371	+0.0%	$7,003
Financial services expenses	672,421	699,022	+4.0	6,026
Equity in net loss of affiliated companies	(373)	(2,243)	–	(19)
Operating income	139,367	111,106	-20.3	958
Other income (expenses), net	–	–	–	–
Income before income taxes	139,367	111,106	-20.3	958
Income taxes and other	41,615	31,841	-23.5	275
Net income of Financial Services	¥97,752	¥79,265	-18.9%	$683

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2015	2016	Change	2016

Net sales and operating revenue	¥5,477,465	¥4,896,211	-10.6%	$42,209
Costs and expenses	5,233,286	4,816,927	-8.0	41,525
Equity in net income of affiliated companies	3,518	3,922	+11.5	33
Operating income	247,697	83,206	-66.4	717
Other income (expenses), net	27,560	(16,194)	–	(139)
Income before income taxes	275,257	67,012	-75.7	578
Income taxes and other	87,340	55,214	-36.8	476
Net income of Sony without Financial Services	¥187,917	¥11,798	-93.7%	$102

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2015	2016	Change	2016

Financial services revenue	¥807,092	¥806,954	-0.0%	$6,957
Net sales and operating revenue	5,474,519	4,892,692	-10.6	42,178
	6,281,611	5,699,646	-9.3	49,135
Costs and expenses	5,897,686	5,507,014	-6.6	47,474
Equity in net income of affiliated companies	3,145	1,679	-46.6	14
Operating income	387,070	194,311	-49.8	1,675
Other income (expenses), net	17,114	(30,548)	–	(263)
Income before income taxes	404,184	163,763	-59.5	1,412
Income taxes and other	168,056	118,124	-29.7	1,019
Net income attributable to Sony Corporation’s stockholders	¥236,128	¥45,639	-80.7%	$393

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2015	2016	2016

Net cash provided by operating activities	¥308,217	¥245,671	$2,118
Net cash used in investing activities	(482,110)	(739,279)	(6,373)
Net cash provided by financing activities	212,039	550,896	4,749
Net increase in cash and cash equivalents	38,146	57,288	494
Cash and cash equivalents at beginning of the fiscal year	207,527	233,701	2,015
Cash and cash equivalents at end of the period	¥245,673	¥290,989	$2,509

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2015	2016	2016

Net cash provided by operating activities	¥22,645	¥80,582	$694
Net cash used in investing activities	(186,589)	(241,153)	(2,079)
Net cash provided by (used in) financing activities	275,257	(97,128)	(837)
Effect of exchange rate changes on cash and cash equivalents	(8,235)	(11,525)	(99)
Net increase (decrease) in cash and cash equivalents	103,078	(269,224)	(2,321)
Cash and cash equivalents at beginning of the fiscal year	741,886	749,911	6,464
Cash and cash equivalents at end of the period	¥844,964	¥480,687	$4,143

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2015	2016	2016

Net cash provided by operating activities	¥321,511	¥313,252	$2,700
Net cash used in investing activities	(669,802)	(981,514)	(8,461)
Net cash provided by financing activities	497,750	467,851	4,033
Effect of exchange rate changes on cash and cash equivalents	(8,235)	(11,525)	(99)
Net increase (decrease) in cash and cash equivalents	141,224	(211,936)	(1,827)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	8,479
Cash and cash equivalents at end of the period	¥1,090,637	¥771,676	$6,652

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥116 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2016.

2.	As of December 31, 2016, Sony had 1,304 consolidated subsidiaries (including variable interest entities) and 107 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
Net income attributable to Sony Corporation’s stockholders	2015	2016
— Basic	1,261,274	1,262,223
— Diluted	1,287,220	1,288,372

Weighted-average number of outstanding shares	(Thousands of shares)
	Nine months ended December 31
Net income attributable to Sony Corporation’s stockholders	2015	2016
— Basic	1,229,937	1,261,862
— Diluted	1,248,258	1,288,061

The dilutive effect in the weighted-average number of outstanding shares for the three months and nine months ended December 31, 2015 and 2016 primarily resulted from convertible bonds which were issued in July 2015.

4.	Recently adopted accounting pronouncements:
Amendments to the consolidation analysis
In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02 that changes how companies evaluate entities for consolidation.  The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership.  This ASU is effective for Sony as of April 1, 2016.  The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement
In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement.  The ASU requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses.  A cloud computing arrangement without a software license element is to be accounted for as a service contract.  This ASU does not affect the accounting for service contracts by a customer.  This ASU is effective for Sony as of April 1, 2016.  The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016.  As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment.  In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment.  Additionally, certain operations which were included in All Other are now included in the Music segment.  For further details of current segments and categories, see page F-8 and F-9.  In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three and nine months ended December 31, 2015 have been made to conform to the presentation for the three and nine months ended December 31, 2016.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2015	2016	2016
Additions to Long-lived Assets*	¥119,778	¥52,860	$456
(Property, plant and equipment)	(89,518)	(34,530)	(298)
(Intangible assets)	(30,260)	(18,330)	(158)
Depreciation and amortization expenses**	91,075	78,494	677
(Property, plant and equipment)	(45,613)	(40,393)	(348)
(Intangible assets)	(45,462)	(38,101)	(329)
Research and development expenses	114,470	108,789	938

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2015	2016	2016
Additions to Long-lived Assets*	¥329,380	¥188,188	$1,622
(Property, plant and equipment)	(265,583)	(130,970)	(1,129)
(Intangible assets)	(63,797)	(57,218)	(493)
Depreciation and amortization expenses**	275,130	259,554	2,238
(Property, plant and equipment)	(131,999)	(124,847)	(1,076)
(Intangible assets)	(143,131)	(134,707)	(1,162)
Research and development expenses	340,050	325,124	2,803

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.

Subsequent events
On February 2, 2017, Sony sold 17,302,700 shares of its 127,381,600 shares of M3, Inc. (“M3”) to a third party.  In connection with the sale, Sony expects to recognize a gain on the sale of approximately 37,167 million yen in other operating (income) expense, net in the consolidated statement of income during the fourth quarter of the fiscal year ending March 31, 2017.  Sony expects to continue to account for M3 as an equity method investment.